UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

2018 Results February 1 st , 2019

2018 Results February 1 st 2019 / 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2018 Results February 1 st 2019 / 3 Strong Results and Value Creation in a Challenging Environment Net Attributable Profit TBV/Share + Shareholders Leading profitability (€m) remuneration metrics (€/sh.) (%) +10.1% ROTE 5,324 12.5% 14.1% Inc. capital gains from Chile +51.3% 6.11 3,519 5.55 0.25 Dividends ROE 5.86 10.2% 11.6% Inc. capital gains from Chile 12M17 12M18 Jan-18 Dec-18

2018 Results February 1st 2019 / 4 2018 Highlights 01 Strong core revenue growth NII + Fees (€ constant) +10.4% vs. 12M17 02 Efficiency improvement Efficiency 49.3% -89 bps vs. 12M17 (constant) 03 Outstanding trend in digital Digital Sales (units) Digital customers Mobile customers sales and customers 40.7% 27.2 m +20% 23.0 m +29% Dec-18 YtD Dec-18 vs. Dec-17 Dec-18 vs. Dec-17 04 Sound risk indicators NPL ratio Coverage ratio CoR 3.94% 73% 1.01% bps +812 bps vs. 2017 +13 bps vs. 2017 -61 vs. 2017 05 Resilient capital position CET 1 FL 11.34% +26 bps vs. 2017 06 Focus on shareholder value ROTE (ex. Corp. Ops) TBV/Share + dividends 12.5% Dec-18 6.11 +10.1% vs Jan-18

2018 Results February 1st 2019 / 5 2018 Profit & Loss Change 12M18/12M17% % constant BBVA Group(€m) 12M18 12M17 Net Interest Income 17,591 17,758 -0.9 10.8 Net Fees and Commissions 4,879 4,921 -0.8 8.9 Net Trading Income 1,223 1,968 -37.8 -33.9 Other Income & Expenses 54 622 -91.4 -90.2 Gross Income 23,747 25,270 -6.0 4.3 Operating Expenses -11,702 -12,500 -6.4 2.5 Operating Income 12,045 12,770 -5.7 6.2 Impairment on Financial Assets -3,981 -4,803 -17.1 -12.0 Provisions and Other Gains and Losses -483 -1,036 -53.3 -51.8 Income Before Tax 7,580 6,931 9.4 30.4 Income Tax -2,062 -2,169 -4.9 9.2 Corporate Operations Income 633 0 n.s. n.s. Non-controlling Interest -827 -1,243 -33.5 -11.7 Net Attributable Profit 5,324 3,519 51.3 78.2 BBVA Chile impact (capital gains in 2018 and recurrent 697 127 n.s. n.s. operations in 2017 and 2018) Telefónica impairment and capital gains from CNCB sale 0 -931 n.s. n.s. Net Attributable Profit 4,627 4,324 7.0 21.9 (ex-BBVA Chile impact & ex-Telefónica imp. and CNCB sale in 2017)

2018 Results February 1st 2019 / 6 2018 Net Attributable Profit Breakdown Change 12M18/12M17 Business Areas 12M18 12M17% % constant Spain 1,445 884 63.4 63.4                Banking Activity 1,522 1,374 10.8 10.8                Non Core Real Estate -78 -490 -84.2 -84.2 USA 735 486 51.3 56.9 Mexico 2,384 2,187 9.0 16.1 Turkey 569 826 -31.0 -4.5 South America 527 734 -28.1 -10.0 (ex-BBVA Chile) Rest of Eurasia 93 125 -25.2 -25.0 Corporate Center -1,127 -917 22.9 22.9 (ex- Corp. Ops. in 2018 & Telefónica imp. and CNCB sale in 2017) Net Attributable Profit 4,627 4,324 7.0 21.9 (ex-BBVA Chile impact & ex-Telefónica imp. and CNCB sale in 2017)

2018 Results February 1st 2019 / 7 4Q18 Profit & Loss Change 4Q18/4Q17% % constant BBVA Group(€m) 4Q18 4Q17 Net Interest Income 4,692 4,557 3.0 12.3 Net Fees and Commissions 1,226 1,215 0.8 7.4 Net Trading Income 316 552 -42.8 -41.2 Other Income & Expenses -83 37 n.s. n.s. Gross Income 6,151 6,362 -3.3 4.7 Operating Expenses -2,981 -3,114 -4.3 1.7 Operating Income 3,170 3,248 -2.4 7.6 Impairment on Financial Assets -1,353 -1,885 -28.3 -26.6 Provisions and Other Gains and Losses -249 -447 -44.1 -42.9 Income Before Tax 1,568 916 71.2 133.9 Income Tax -421 -499 -15.7 -2.4 Non-controlling Interest -145 -347 -58.1 -41.6 Net Attributable Profit 1,001 70 1,332.1 n.s. BBVA Chile impact (recurrent operations) 0 36 n.s. n.s. Telefónica impairment 0 -1,123 n.s. n.s. Net Attributable Profit 1,001 1,156 -13.4 -4.9 (ex-BBVA Chile impact & ex-Telefónica imp. in 2017)

2018 Results February 1st 2019 / 8 Strong Core Revenue Growth Net Interest Income Net Fees and Commissions (€m constant) (€m constant) +12.3% +7.4% 4,731 4,499 Outstanding 1,233 Solid growth 4,213 1,148 1,192 1,234 1,220 4,118 4,243 quarter across +5.2% the board +1.1 % High contribution from CPI 4Q17 1Q18 2Q18 3Q18 4Q18 linkers 4Q17 1Q18 2Q18 3Q18 4Q18 Net Trading Income Gross Income (€m constant) (€m constant) +4.7% Lower ALCO Supported by sales & Global 5,916 5,874 6,194 core revenues 530 5,854 5,825 392 Markets . 286 233 312 results in the + 5 4% Negatively year impacted by hyperinflation in Argentina 4Q17 1Q18 2Q18 3Q18 4Q18 4Q17 1Q18 2Q18 3Q18 4Q18

2018 Results February 1st 2019 / 9 Efficiency improvement Group Operating Jaws Efficiency Ratio (YoY (%); (€ constant)) (€ constant) 10.4% 22,470 20,362 8.8% Core 18,714 53.1% Revenues 50.2% -89 49.3% 11,418 2.5% 11,702 Operating 11,320 0.9% bps Expenses 12M16 12M17 12M18 12M16 12M17 12M18 Widening operating jaws

`

2018 Results February 1st 2019 / 10 Positive jaws in all geographies Operating Jaws Breakdown in 2018 (YoY (%); (€ constant)) Spain* INFLATION USA INFLATION Mexico INFLATION 1.7% 2.4% 4.9% Average 12m Average 12m Average 12m 0.2% 7.7% 8.4% 4.9% 2.8% -4.6% Core Operating Core Operating Core Operating Revenues expenses Revenues expenses Revenues expenses Turkey INFLATION Peru INFLATION Colombia INFLATION Argentina INFLATION 16.2% 1.5% 3.2% 47.6% Average 12m Average 12m Average 12m YoY 93.4% 31.1% 68.2% 10.0% 14.5% 8.6% 6.2% 6.3% Core Operating Core Operating Core Operating Core Operating Revenues expenses Revenues expenses Revenues expenses Revenues expenses (*) Spain includes banking and non-core real-estate activities

2018 Results February 1st 2019 / 11 Outstanding trend in digital sales across the board (% of total sales YtD, # of transactions and PRV*) GROUP SPAIN USA 44.8 UNITS 40.7 UNITS 22.9 24.9 UNITS 27.5 28.6 PRV 19.8 PRV PRV 16.0 32.0 17.1 35.0 24.7 20.9 20.3 11.2 17.6 12.0 10.6 Dec-16 Dec-17 Dec-18 Dec-16 Dec-17 Dec-18 Dec-16 Dec-17 Dec-18 MEXICO TURKEY SOUTH AMERICA 36.5 UNITS 45.0 PRV 53.8 20.6 36.0 UNITS PRV UNITS 36.1 10.9 43.0 29.6 11.8 15.4 25.2 34.2 PRV 6.4 25.2 9.9 16.3 18.9 Dec-16 Dec-17 Dec-18 Dec-16 Dec-17 Dec-18 Dec-16 Dec-17 Dec-18 Figures have been restated due to the inclusion of additional products. Group and South America figures exclude Venezuela and Chile. (*) Product Relative Value as a proxy of a better economic representation of units sold

2018 Results February 1st 2019 / 12 50% digital customers goal exceed in 2018 Digital Customers (Mn, % penetration) +20% +25% 27.2 22.6 18.1 Dec-16 Dec-17 Dec-18 PENETRATION 37% 44% 51% Mobile Customers (Mn, % penetration) +29% +46% 23.0 17.8 12.2 2019 Goal: 50% mobile Dec-16 Dec-17 Dec-18 customers PENETRATION 25% 34% 43%

2018 Results February 1st 2019 / 13 Client acquisition and sales growth fueled by digitization Credit cards, USA Payroll accounts acquired, Click and Pay, Spain (Sales PRV) Mexico (2018 commercial loans new (# payroll accounts, 2018) production growth, Nov-18 YTD) +89% 70% 92% DIGITALLY 61% ACQUIRED Digital sales to new +184% clients x7 x2 DIGITAL NON DIGITAL Payrolls Payrolls Dec-17 Dec-18 Market lost to gained from competitors competitors

2018 Results February 1st 2019 / 14 Digital tools increase client engagement Spain – Client’s digital behavior* (2018 revenue/client, Base 100) Non-digital client Digital client 250 184 144 100 Inquire Operate Buy *For same retail segment

2018 Results
February 1st 2019 / 15

Strong client satisfaction across all countries

BBVA NPS Rank
(Dec-18)

Spain	#1
Mexico	#1
Turkey	#1
Peru	#1
Uruguay	#1
Paraguay	#1
Colombia	#2

Digital reduces attrition
(Attrition ratio %, Digital vs. Non-digital clients, 2018)


-47%
Non-digital client
Digital client

Peer Group: Spain: Santander, CaixaBank, Bankia, Sabadell// Mexico: Banamex, Santander, Banorte , HSBC // Turkey: Akbank, Isbank , YKB, Deniz, Finans / / Peru: Interbank, BCP, Scotiabank // Uruguay: ITAU, Santander, Scotiabank // Paraguay: Continental, Itau, Regional / / Colombia: Davivienda, Bancolombia, Banco de Bogotá.

2018 Results February 1st 2019 / 16 Sound risk indicators1 Financial Asset Impairments2 NPLs (€m constant) (€bn) +83.8%—3.4 € bn 1,371 1,043 20.5 797 770 19.5 19.7 746 +31% 17.7 3 17.1 € -0bn .6 4Q17 1Q18 2Q18 3Q18 4Q18 4Q17 1Q18 2Q18 3Q18 4Q18 Cost of risk NPL & Coverage ratios YtD (%) (%) 73% 71% 73% 73% 65% Coverage 0.89% 0.90% 1.01% Cost of risk 4.6% 0.85% 0.82% 4.4% 4.4% 4.1% 3.9% NPL 4Q17 1Q18 2Q18 3Q18 4Q18 4Q17 1Q18 2Q18 3Q18 4Q18 (1) 2018 figures under IFRS9 standards, 2017 figures under IAS 39 (2) Ex- Telefónica impairment in 4Q17 (3) 4Q18 NPLs impacted by the reclassification of big tickets in Turkey from loans to financial assets at fair value Continued downward trend in NPL while maintaining coverage ratio

2018 Results February 1st 2019 / 17 Resilient capital position CET1 fully-loaded—BBVA Group Quarterly evolution (%, bps) 0 bps +29 bps 11.34% 11.34% -10 bps -13 bps -6 bps Sep-18 Net Dividends and AT1 RWAs Others * Dec-18 Earnings Coupons (constant €) (*) Others includes some small impacts such as minority interests and year end adjustments such as pension commitments valuation update (IAS 19) and prudent valuation.

2018 Results February 1st 2019 / 18 Resilient capital position CET1 fully-loaded—BBVA Group YtD Evolution (%, bps) +26 bps 136 bps +7 bps -58 bps -24 bps 11.34% 50 bps 11.08% -37 bps -10 bps -31 bps Dec-17 IFRS9 BBVA Chile Net Dividends RWAs Market Others Dec-18 full impact Capital Gain Earnings & AT1 Coupons (constant €) Related Impacts High quality capital AT1 and Tier 2 buckets CET 1 fully-loaded target Leverage ratio fully-loaded (%) already covered 11.5 Dec-18, Fully loaded (%) % - 12.0% #1 1.57% 2.54% 6.4% 4.9% Expected to be achieved by 2019 year-end European Peer AT1 Tier 2 Group Average Already complying with MREL: Funding plan also ensures fulfillment of MREL in 2020 European Peer Group: BARC, BNPP, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI, CASA. European Peer Group figures as of Sep-18. BBVA figures as of Dec-18. (1) Excludes the 2014 €1.5 bn AT1 issuance to be redeemed in Feb-19.

2018 Results February 1st 2019 / 19 A clear, sustainable and predictable dividend policy 2018 Shareholder Remuneration (€ per share, payment dates) 16€ cents / share in cash to be paid in April 2019 (1) 0.16 0.10 Apr-19 cash dividend per share increases by 7% vs. Apr-18 Oct-18 Apr-19 2018 Cash Pay-out of 37% (2) 2 payments per year (tentatively Cash 26 cts. Going forward, in Octob wer remain and April) committed to our dividend policy: 35-40% Cash Pay-out 2 payments per year (tentatively October and April) (1) To be proposed for the consideration of the competent governing bodies (2) Net attributable profit excluding BBVA Chile capital gains

2018 Results February 1st 2019 / 20 Focus on shareholder value TBV per Share & Shareholder Leading profitability metrics Remuneration (%) (€ per Share) +10.1% ROTE 6.11 12.5% 14.1% Inc. capital 5.95 0.25 gains from Chile Dividends 5.78 5.73 0.25 5.55 0.15 0.15 5.63 5.70 5.86 ROE 5.55 5.58 10.2% 11.6% Inc. capital gains from Chile 1 Jan-18 Mar-18 Jun-18 Sep-18 Dec-18

2018 Results February 1st 2019 / 21 Business Areas

2018 Results
February 1st 2019 / 22

Spain Banking Activity

Profit & Loss (€m)	4Q18	Δ (%) vs 4Q17	12M18	Δ (%) vs 12M17
Net Interest Income	**923**	**-2.4**	**3,672**	**-1.8**
Net Fees and Commissions	413	6.7	1,681	7.7
Net Trading Income	147	-8.5	466	-16.1
Other Income & Expenses	-57	19.2	124	-62.0
Gross Income	**1,426**	**-1.4**	**5,943**	**-3.8**
Operating Expenses	-807	-3.2	-3,262	-3.8
Operating Income	**619**	**1.1**	**2,680**	**-3.9**
Impairment on Financial Assets	-90	-34.9	-371	-34.6
Provisions & other gains (losses)	-85	8.1	-292	-20.9
Income Before Tax	**444**	**12.3**	**2,017**	**8.8**
Income Tax	-88	14.9	-492	3.1
Net Attributable Profit	**356**	**11.7**	**1,522**	**10.8**

Activity (Dec-18)


€bn
166.1
YoY
-0.7%
Mortgages
74.6
-3.6%
Consumer
11.7
+21.9%
Very small businesses
13.5
+6.5%
Corporates + CIB
25.0
+5.8%
Other commercial[2]
20.3
-11.2%
Public sector
15.3
-5.0%
Rest
5.5
+14.2%
Lending[1]
€bn
243.7
YoY
+2.9%
Demand Deposits
142.9
+12.7%
Time Deposits
38.3
-20.4%
Off-BS Funds
62.6
+0.8%
Cust. Funds

(1) Performing loans under management. (2) In 2Q18, €1.5Bn have been reclassified to Corporates+CIB.
Note: Activity excludes repos

Key Ratios


Customer Spread
(%)
Yield on loans
2.00
2.01
2.03
1.93
1.93
1.95
Customer spread
Cost of deposits
0.07
0.08
0.08
4Q17
3Q18
4Q18


Asset Quality ratios[1]
50.0%
56.2%
56.6%
Coverage
5.5%
5.0%
4.6%
NPL
0.32%
0.22%
0.21%
CoR
(YtD)
4Q17
3Q18
4Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Loans:** growth in highly profitable segments
- **Core revenue growth** (+1.0 % YoY): sound growth in asset management and retail banking fees
- Significant **cost reduction**
- **Asset quality:** NPLs -€1.7 Bn YoY and CoR better than expected

2018 Results February 1st 2019 / 23 Non Core Real Estate Net Exposure Net Attributable Profit (€bn) (€m) -84.2% 6.4 12M17 12M18 Real Estate owned assets -61.1% 4.7 -78 2.5 YoY RE developer 2.0 -57.4% loans 1.7 0.5 -70.6% -490 Dec-17 Dec-18 Successful run-off: net exposure decrease due to Cerberus transaction and loan portfolio sales Significant reduction in Net losses

2018 Results
February 1st 2019 / 24

USA

Profit & Loss (constant €m)	4Q18	ΔConstant vs 4Q17 (%)	12M18	ΔCurrent vs 12M17 (%)	ΔConstant vs 12M17 (%)
Net Interest Income	**592**	**12.3**	**2,276**	***7.4***	**12.1**
Net Fees and Commissions	142	-6.5	596	*-7.5*	-3.8
Net Trading Income	39	17.7	109	*-1.9*	0.9
Other Income & Expenses	9	-61.6	9	*361.6*	256.4
Gross Income	**782**	**6.2**	**2,989**	***3.9***	**8.3**
Operating Expenses	-474	1.3	-1,862	*0.6*	4.9
Operating Income	**308**	**14.9**	**1,127**	***10.0***	**14.5**
Impairment on Financial Assets	-85	90.9	-225	*-6.8*	-2.6
Provisions & other gains (losses)	3	-114.3	16	*-145.1*	-147.1
Income Before Tax	**226**	**9.4**	**919**	***22.9***	**27.6**
Income Tax	-38	-68.5	-184	*-29.8*	-26.9
Net Attributable Profit	**188**	**117.9**	**735**	***51.3***	**56.9**

Activity (Dec-18)
(constant €)


€bn
60.8
YoY
+7.4%
Mortgages
11.0
-5.0%
Consumer
9.2
+28.2%
CIB
9.6
+12.3%
SMEs
2.3
+2.9%
Other commercial
23.3
+7.4%
Public sector
5.4
+0.4%
Lending1
€bn
63.9
YoY2
+0.3%
Demand Deposits
41.2
+2.2%
Time Deposits
16.9
-4.0%
Others
5.8
+0.2%
Cust. Funds

(1) Performing loans under management. Note: Activity excludes repos
(2) In 3Q18, 1.4bn€ reclassified outside customer funds. Excluding this reclass., YoY -1.1%.

Key Ratios


Customer Spread
(%)
Yield on loans
4.16
4.65
4.83
3.75
3.99
4.09
Customer spread
Cost of deposits
0.41
0.66
0.74
4Q17
3Q18
4Q18


Asset Quality ratios1
103.8%
101.1%
84.7%
Coverage
1.2%
1.1%
1.3%
NPL
0.43%
0.33%
0.39%
CoR
(YtD)
4Q17
3Q18
4Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Loan growth acceleration,** well-balanced between commercial and retail segments
- Double-digit **NII growth**, main P&L driver
- **Costs:** positive jaws and efficiency improvement
- **Asset quality:** CoR better than expected
- Achieving **double-digit profitability**

2018 Results
February 1st 2019 / 25

Mexico

Profit & Loss (constant €m)	4Q18	Δ Constant vs 4Q17 (%)	12M18	Δ Current vs 12M17 (%)	Δ Constant vs 12M17 (%)
Net Interest Income	**1,452**	**8.1**	**5,568**	**1.7**	**8.2**
Net Fees and Commissions	303	-0.7	1,205	-1.2	5.1
Net Trading Income	24	-64.0	223	-10.4	-4.6
Other Income & Expenses	66	159.1	197	11.2	18.3
Gross Income	**1,846**	**6.0**	**7,193**	**1.0**	**7.5**
Operating Expenses	-606	0.3	-2,368	-3.4	2.8
Operating Income	**1,239**	**9.0**	**4,825**	**3.3**	**10.0**
Impairment on Financial Assets	-498	31.7	-1,555	-5.8	0.2
Provisions & other gains (losses)	-8	-65.3	24	-167.7	-172.0
Income Before Tax	**732**	**-0.3**	**3,294**	**10.4**	**17.5**
Income Tax	-201	4.2	-909	14.0	21.4
Net Attributable Profit	**531**	**-1.9**	**2,384**	**9.0**	**16.1**

Activity (Dec-18)

(constant €)


€bn
51.4
YoY
+8.1%
Mortgages 9.2 +8.2%
Consumer 7.3 +8.7%
Credit Cards 4.8 +3.7%
SMEs 3.4 +3.0%
Other commercial² 20.5 +9.2%
Public sector 5.7 +3.5%
Rest 0.4
Lending¹
€bn
70.4
YoY
+3.6%
Demand Deposits 38.1 +4.0%
Time Deposits 11.6 +7.6%
Off-BS Funds 17.7 +2.6%
Others 2.9 -8.9%
Cust. Funds

(1) Performing loans under management. Note: Activity excludes repos.

Key Ratios

Customer Spread

(%)


Yield on loans
12.46
12.77
12.84
10.84
10.66
10.58
Customer spread
Cost of deposits
1.62
2.11
2.25
4Q17
3Q18
4Q18

Asset Quality ratios¹


123.3%
149.5%
154.1%
Coverage
2.3%
2.0%
2.1%
NPL
3.24%
2.82%
3.07%
CoR
(YtD)
4Q17
3Q18
4Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Loans:** high single digit growth. Well-balanced among retail and commercial
- **NII** growth at high single digit, in line with expectations
- **Impressive** trend in **costs** and **efficiency**
- **Strong asset quality** metrics.
- **Outstanding profitability:** bottom line growth at double digits, better than expected

2018 Results
February 1st 2019 / 26

Turkey

Profit & Loss (constant €m)	4Q18	Δ Constant vs 4Q17 (%)	12M18	Δ Current vs 12M17 (%)	Δ Constant vs 12M17 (%)
Net Interest Income	**1,008**	**39.5**	**3,135**	**-5.9**	**30.3**
Net Fees and Commissions	189	44.2	686	-2.4	35.1
Net Trading Income	-19	309.4	11	-24.2	5.0
Other Income & Expenses	21	53.9	70	3.4	43.1
Gross Income	**1,198**	**38.9**	**3,901**	**-5.2**	**31.3**
Operating Expenses	-361	24.8	-1,243	-17.3	14.5
Operating Income	**837**	**46.1**	**2,658**	**1.8**	**40.9**
Impairment on Financial Assets	-586	628.8	-1,202	165.3	267.4
Provisions & other gains (losses)	-25	4,910.0	-8	-33.7	-8.2
Income Before Tax	**226**	**-54.1**	**1,448**	**-32.5**	**-6.6**
Income Tax	-26	-72.1	-294	-31.0	-4.5
Non-controlling interest	-101	-49.8	-585	-34.6	-9.5
Net Attributable Profit	**99**	**-50.1**	**569**	**-31.0**	**-4.5**

Activity Bank only (Dec-18)
(constant €)


YoY2
FC
13.4
-19.3%
TL
3.7%
Commercial
9.3
8.1%
Retail
13.7
0.9%
Lending1
YoY2
FC
-14.4%
Time
13.0
-17.2%
Demand
5.1
-6.3%
TL
15.8%
Time
13.7
23.6%
Demand
3.2
-8.6%
Cust. Funds

(1) Performing loans under management. (2) FC evolution excluding FX impact
Note: Activity excludes repos

Key Ratios


Customer Spread
(%)
TL
4.90
4.47
4.35
4.04
4.02
FC
1.12
4Q17
3Q18
4Q18


Asset Quality ratios1
85.2%
76.5%
81.0%
73.1%*
Coverage
6.4%*
3.9%
5.2%
5.3%
NPL
0.82%
1.72%
2.44%
CoR (YtD)
4Q17
3Q18
4Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.
* Excludes the reclassification of big tickets in Turkey from loans to financial assets at fair value

- **Loans:** TL loan growth significant slowdown explained by macro and higher rates. FC loans continue to decrease
- **Deposits:** movement from USD to TL deposits in the year due to higher interest rates
- **Customer spread:** significant increase in TL funding costs
- **NII** growth boosted by higher CPI linkers contribution
- **Expenses** growth below inflation
- **Asset quality:** CoR increase due to IFRS9 macro impact and large tickets

2018 Results
February 1st 2019 / 27

South America

Net Attributable Profit (€m)	12M18	Δ Current vs 12M17 (%)	Δ Constant vs 12M17[1] (%)
Colombia	229	11.6	16.6
Peru	195	8.4	14.3
Argentina	-29	-113.2	-130.5
BBVA Chile	64	-49.4	-47.7
Other[2]	132	1.8	6.7
South America	**591**	**-31.3**	**-16.5**

(1) Venezuela in current €m

(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia

Activity (Dec-18)

(constant €)


€bn
34.5
YoY[2]
+8.6%
Peru
13.4 +2.5%
Colombia
11.8 +4.0%
Argentina
4.2 +41.6%
Others
5.1 +16.2%
Lending[1]
€bn
47.6
YoY[2]
+10.5%
Peru
14.5 +4.7%
Colombia
13.8 +8.3%
Argentina
6.8 +61.8%
Others
12.5 +1.9%
Cust. Funds

(1) Performing loans under management. Note: Activity excludes repos. (2) Excluding BBVA Chile.

Key Ratios

Customer Spread (%)


13.11
14.15
14.72
6.60
6.78
6.91
6.57
6.70
6.69
4Q17
3Q18
4Q18

Cost of Risk YtD (%)


0.61
1.22
1.60
2.59
1.95
2.16
1.14
1.40
0.98
4Q17
3Q18
4Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Colombia:** loan growth driven by retail portfolios. Bottom line growth (+17% YoY) supported by core revenues and lower impairments
- **Peru:** NII as the main P&L driver, thanks to a more profitable loan mix and lower funding costs.
- **Argentina:** loan growth slowdown due to the economic environment. Customer spread improvement due to higher rates . CoR increase but still at low levels

2018 Results February 1st 2019 / 28 Final Remarks 2019 Outlook SPAIN 01 Strong value creation and Margin improvement through loan mix, double digit profitability efficiency improvement and strong risk in a difficult environment performance 02 USA Solid set of results in core NII as the main P&L lever markets MEXICO 03 Solid growth to continue, in line with Digital transformation 2018 trends leading to revenue growth and efficiency TURKEY improvement Strong pre-provision profit to outperform in a challenging macro environment 04 Resilient capital position despite market volatility SOUTH AMERICA Good prospects in Andean countries

2018 Results February 1st 2019 / 29 Annex 01 Customer Spread by Country 06 ALCO Portfolio and Liquidity Coverage Ratios (LCRs) 02 Gross Income Breakdown 07 Garanti: wholesale funding 03 Net Attributable Profit Evolution 08 RWA by business area 04 P&L Accounts by Business Unit 09 Book Value of the Main Subsidiaries 05 Hyperinflation adjustment Argentina

2018 Results February 1st 2019 / 30 01 Customer Spread by Country

2018 Results
February 1st 2019 / 31

Customer Spreads: Quarterly Evolution

Average

	4Q17	1Q18	2Q18	3Q18	4Q18
Spain	1.93%	1.94%	1.94%	1.93%	1.95%
Yield on Loans	2.00%	2.01%	2.01%	2.01%	2.03%
Cost of Deposits	-0.07%	-0.07%	-0.07%	-0.08%	-0.08%
USA	3.75%	3.86%	3.97%	3.99%	4.09%
Yield on Loans	4.16%	4.31%	4.51%	4.65%	4.83%
Cost of Deposits	-0.41%	-0.45%	-0.54%	-0.66%	-0.74%
Mexico MXN	12.05%	12.06%	11.89%	11.80%	11.76%
Yield on Loans	14.02%	14.20%	14.20%	14.29%	14.38%
Cost of Deposits	-1.98%	-2.14%	-2.30%	-2.49%	-2.62%
Mexico FC[1]	3.68%	3.93%	4.06%	4.10%	4.27%
Yield on Loans	3.76%	4.02%	4.20%	4.26%	4.46%
Cost of Deposits	-0.08%	-0.09%	-0.14%	-0.15%	-0.19%

	4Q17	1Q18	2Q18	3Q18	4Q18
Turkey TL	4.90%	4.94%	5.18%	4.02%	1.12%
Yield on Loans	14.06%	14.55%	15.14%	17.19%	18.98%
Cost of Deposits	-9.16%	-9.62%	-9.96%	-13.17%	-17.86%
Turkey FC[1]	4.04%	4.16%	4.44%	4.47%	4.35%
Yield on Loans	6.14%	6.45%	6.79%	7.09%	7.48%
Cost of Deposits	-2.10%	-2.29%	-2.35%	-2.62%	-3.13%
Argentina	13.11%	12.70%	13.29%	14.15%	14.72%
Yield on Loans	18.77%	19.29%	20.72%	24.00%	29.09%
Cost of Deposits	-5.65%	-6.59%	-7.43%	-9.85%	-14.37%
Colombia	6.60%	6.72%	6.79%	6.78%	6.91%
Yield on Loans	11.37%	11.31%	11.22%	10.99%	11.07%
Cost of Deposits	-4.77%	-4.60%	-4.43%	-4.21%	-4.16%
Peru	6.57%	6.75%	6.75%	6.70%	6.69%
Yield on Loans	7.90%	7.92%	7.84%	7.84%	7.89%
Cost of Deposits	-1.33%	-1.17%	-1.09%	-1.14%	-1.20%

(1) Foreign currency
Note: USA ex NY Business Activity.

2018 Results February 1st 2019 / 32 Customer Spreads: YTD Evolution YTD Average 12M17 12M18 12M17 12M18 Spain 1.93% 1.94% Turkey TL 5.11% 3.66% Yield on Loans 2.01% 2.02% Yield on Loans 13.63% 16.51% Cost of Deposits -0.08% -0.07% Cost of Deposits -8.52% -12.85% USA 3.67% 3.98% Turkey FC 1 3.84% 4.36% Yield on Loans 4.04% 4.58% Yield on Loans 5.87% 6.98% Cost of Deposits -0.37% -0.60% Cost of Deposits -2.03% -2.62% Mexico MXN 12.10% 11.87% Argentina 14.12% 13.57% Yield on Loans 13.93% 14.27% Yield on Loans 19.51% 23.65% Cost of Deposits -1.82% -2.40% Cost of Deposits -5.38% -10.08% Mexico FC 1 3.57% 4.10% Colombia 6.55% 6.81% Yield on Loans 3.63% 4.24% Yield on Loans 11.75% 11.15% Cost of Deposits -0.06% -0.14% Cost of Deposits -5.19% -4.34% Peru 6.78% 6.73% Yield on Loans 8.14% 7.88% Cost of Deposits -1.36% -1.15% (1) Foreign currency Note: USA ex NY Business Activity.

2018 Results February 1st 2019 / 33 02 Gross Income Breakdown

2018 Results February 1st 2019 / 34 Gross Income—Breakdown 12M18 Spain 5,980 €m Rest of Eurasia 25% 415 €m 2% USA 12% 2,989 €m 15% South America 3,701 €m 16% Turkey 3,901 €m 30% Mexico 7,193 €m Note: Spain includes Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center.

2018 Results February 1st 2019 / 35 03 Net Attributable Profit Evolution

2018 Results February 1st 2019 / 36 Group – Net Attributable Profit (€m) BUSINESSES +982 €m 633 5,324 330 267 4,642 412 -27 -31 -117 148 -402 1,1231 -532 3,519 12M17 €m FX Banking Non core USA Mexico Turkey Rest of South Corp. Corp. Opps. 12M18 €m Effect activity RE Eurasia America Center Ex. Spain Corp. Opps. YoY (%) 10.8 -84.2 56.9 16.1 -4.5 -25.0 -16.5 (constant €) (1) Telefonica Impairment.

2018 Results February 1st 2019 / 37 04 P&L Accounts by Business Unit Total Spain: Banking Activity + Non Core Real Estate Non Core Real Estate Rest of Eurasia Corporate Center Colombia Peru

2018 Results February 1st 2019 / 38 Total Spain – Profit & Loss Change (%) Change (%) Total Spain (€m) 4Q18 vs 4Q17 12M18 vs 12M17 Net Interest Income 923 -4.8 3,704 -2.8 Net Fees and Commissions 411 6.3 1,682 7.6 Net Trading Income 205 27.4 529 -4.7 Other Income & Expenses -65 -7.4 66 -72.2 Gross Income 1,475 1.9 5,980 -3.0 Operating Expenses -815 -5.2 -3,328 -4.6 Operating Income 660 12.2 2,653 -0.8 Impairment on Financial Assets (net) -97 -36.0 -383 -45.6 Provisions (net) and other gains (losses) -174 -50.2 -381 -50.6 Income Before Tax 390 343.0 1,888 57.7 Income Tax -51 -447.6 -440 41.3 Net Attributable Profit 338 231.9 1,445 63.4

2018 Results February 1st 2019 / 39 Non Core Real Estate—Profit & Loss Change (%) Change (%) Non Core Real Estate (€m) 4Q18 vs 4Q17 12M18 vs 12M17 Net Interest Income 0 -99.9 32 -55.8 Net Fees and Commissions -2 1,088.0 1 -56.7 Net Trading Income 58 34,770.3 64 41,456.8 Other Income & Expenses -7 -65.8 -59 -35.7 Gross Income 49 3,262.4 38 -324.8 Operating Expenses -7 -71.1 -65 -33.9 Operating Income 42 -278.7 -28 -76.1 Impairment on Financial Assets (net) -6 -48.2 -12 -91.0 Provisions (net) and other gains (losses) -90 -67.0 -89 -77.8 Income Before Tax -54 -82.4 -129 -80.3 Income Tax 37 -59.5 52 -68.8 Net Attributable Profit -17 -92.0 -78 -84.2

2018 Results February 1st 2019 / 40 Rest of Eurasia—Profit & Loss Change (%) Change (%) Rest of Eurasia (€m) 4Q18 vs 4Q17 12M18 vs 12M17 Net Interest Income 51 40.1 175 -2.5 Net Fees and Commissions 24 -39.8 138 -15.9 Net Trading Income 24 -0.1 101 -17.3 Other Income & Expenses -1 -306.9 0 -100.2 Gross Income 98 -2.5 415 -11.4 Operating Expenses -74 -8.4 -291 -5.6 Operating Income 24 21.2 124 -22.5 Impairment on Financial Assets (net) 33 150.2 24 4.0 Provisions (net) and other gains (losses) -7 -349.1 -3 -40.4 Income Before Tax 50 40.1 144 -18.5 Income Tax -14 22.3 -51 -2.6 Net Attributable Profit 36 48.8 93 -25.2

2018 Results February 1st 2019 / 41 Corporate Center—Profit & Loss Change (%) Change (%) Corporate Center (€m) 4Q18 vs 4Q17 12M18 vs 12M17 Net Interest Income -65 -20.7 -276 -22.8 Net Fees and Commissions -9 -57.8 -59 -32.1 Net Trading Income -59 -141.3 -155 -135.5 Other Income & Expenses 26 -43.1 57 -29.2 Gross Income -107 -224.1 -432 -688.4 Operating Expenses -224 -1.3 -920 3.6 Operating Income -331 135.0 -1,352 65.9 Impairment on Financial Assets (net) -2 -99.8 -2 -99.8 Provisions (net) and other gains (losses) -10 -36.3 -65 -10.8 Income Before Tax -343 -73.2 -1,420 -29.5 Income Tax 38 -49.4 290 75.0 Corporate Operations Income 0 n.s. 633 n.s. Non—controlling interests -1 -104.4 3 -314.4 Net Attributable Profit -306 -74.3 -494 -73.3

2018 Results February 1st 2019 / 42 Colombia- Profit & Loss Change (%) Change (%) Colombia (constant €m) 4Q18 vs 4Q17 12M18 vs 12M17 Net Interest Income 213 10.2 834 9.8 Net Fees and Commissions 29 27.6 98 12.5 Net Trading Income 19 -46.8 63 -36.1 Other Income & Expenses 5 14.4 18 12.7 Gross Income 266 4.0 1,014 5.3 Operating Expenses -96 8.9 -368 6.3 Operating Income 170 1.5 645 4.8 Impairment on Financial Assets (net) -92 36.0 -278 -10.3 Provisions (net) and other gains (losses) -1 -84.1 -13 -36.5 Income Before Tax 77 -15.8 355 24.1 Income Tax -24 47.7 -117 41.8 Net Attributable Profit 51 -29.5 229 16.6

2018 Results February 1st 2019 / 43 Peru- Profit & Loss Change (%) Change (%) Peru (constant €m) 4Q18 vs 4Q17 12M18 vs 12M17 Net Interest Income 217 17.4 806 10.5 Net Fees and Commissions 60 6.1 219 2.3 Net Trading Income 36 5.4 138 -3.3 Other Income & Expenses -11 244.1 -23 41.6 Gross Income 303 10.9 1,140 6.5 Operating Expenses -105 8.7 -404 6.2 Operating Income 198 12.2 736 6.7 Impairment on Financial Assets (net) 7 -246.2 -134 -7.8 Provisions (net) and other gains (losses) -14 -48.6 -19 -54.1 Income Before Tax 191 32.8 584 15.8 Income Tax -49 25.6 -163 19.9 Non—controlling interests -76 35.3 -226 14.3 Net Attributable Profit 66 35.6 195 14.3

2018 Results February 1st 2019 / 44 05 Hyperinflation adjustment Argentina

2018 Results February 1st 2019 / 45 Argentina Hyperinflation adjustment Income Statement Profit & Loss 12M18 Hyperinflation 12M18 (€m current) (reported) adjustment Ex. Hyperinflation Net Interest Income 656 -61 717 Net Fees and Commissions 149 -13 162 Net Trading Income 135 -11 146 Other Income & Expenses -275 -323 47 Gross Income 665 -407 1,072 Operating Expenses -485 25 -510 Operating Income 179 -383 562 Impairment on Financial Assets (net) -81 7 -88 Provisions (net) and other gains (losses) -27 5 -32 Income Before Tax 71 -370 441 Income Tax -118 -15 -103 Non Controlling Interest 18 120 -102 Net Attributable Profit -29 -266 237

2018 Results February 1st 2019 / 46 06 ALCO Portfolio and Liquidity Coverage Ratios (LCRs)

2018 Results February 1st 2019 / 47 ALCO Portfolio & Liquidity Coverage Ratios (LCRs) ALCO Portfolio breakdown by region (€ bn) 54.9 55.4 49.7 South America South America 2.6 South America 2.9 2.4 Mexico 4.5 Mexico 5.6 Mexico 4.7 Turkey Turkey 7.3 Turkey 10.5 8.3 USA 11.4 USA 10.9 USA 11.7 Euro1 26.1 Euro1 28.5 Euro1 22.6 Dec-17 Sep-18 Dec-18 (1) Figures excludes SAREB bonds (€5bn as of Dec-17, €4.8bn as of Sep-18 and €4.6bn as of Dec-18). BBVA Group and Subsidiaries LCR Significantly above the 100% requirement Dec-18 BBVA Group Euroz.1 USA2 Mexico Turkey S. Amer. LCR 127% (154%3) 145% 143% 154% 209% well >100% (1) Perimeter: Spain + Rest of Eurasia. . (2) Compass LCR calculated according to local regulation (Fed Modified LCR). (3) LCR of 127% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 154%

2018 Results February 1st 2019 / 48 07 Garanti: wholesale funding

2018 Results February 1st 2019 / 49 Turkey – Liquidity & Funding Sources LTD ratio 101%, 15 p.p. improvement in the year, mainly driven by a reduction in Local Currency LTD. On top of this, Foreign Currency LTD improved by 7 p.p to 65% Liquidity Coverage Ratio (EBA): 209% vs. 100% required for 2018 Foreign Currency loans decreased by 19% in 2018 Limited External wholesale funding needs: USD 12.4 Bn FC Liquidity Buffers External Wholesale Funding Maturities(2) (USD Bn) 5.5 ïƒ¼ Short Term Swaps 3.9 ïƒ¼ Unencumbered FC securities 0.9 1.0 1.1 FC Reserves under ROM(1) ïƒ¼ 2019 2020 2021 2022 >=2022 ïƒ¼ Money Market Placements (3) Covered Bond Subdebt Syndicated loans Securitization Senior Other c.USD 11 Bn liquidity buffer USD 12.4 Bn including syndicated loans Note: All figures are Bank-only, as of December 2018 (2) Includes TRY covered bonds and excludes on balance sheet IRS transactions (1) ROM: Reserve Option Mechanism (3) Other includes mainly bilateral loans, secured finance and other ST funding Ample liquidity buffers and limited wholesale funding maturities, USD 5.5 Bn in 2019, including syndicated loans

2018 Results February 1st 2019 / 50 08 Risk-Weighted Assets by Business Area

2018 Results February 1st 2019 / 51 Risk-Weighted Assets by Business Area Fully-Loaded RWA Breakdown by business area and main countries dec-17 sep-18 dec-18 (€m) Banking activity in Spain 108,141 101,974 100,950 Non-core RE in Spain 9,692 7,475 3,022 United States 58,688 62,721 64,146 Mexico 44,941 54,498 53,359 Turkey 62,768 52,822 56,486 South America 55,975 41,578 42,736 Argentina 9,364 7,021 8,036 Chile 14,431 2,119 2,243 Colombia 12,299 13,248 12,672 Peru 14,879 15,247 15,760 Rest of South America 5,002 3,943 4,024 Rest of Eurasia 15,150 13,647 15,449 Corporate Center 6,332 8,557 12,645 BBVA Group 361,686 343,271 348,795

2018 Results February 1st 2019 / 52 09 Book Value of the Main Subsidiaries

2018 Results February 1st 2019 / 53 Book Value of the Main Subsidiaries1,2 Mexico 9.6 USA 7.3 Turkey 4.1 Colombia 1.2 Peru 1.0 Argentina 0.7 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

2018 Results February 1st, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2019	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative